Exhibit 99.7

Press Contacts:
Cindy Morgan-Olson
+1-212-851-8842
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1-212-574-3635
ir@nice.com

Yisca Erez
+972-9-775-3798
NICE Systems Ltd.
ir@nice.com

NICE Actimize Recognized as Single Category Leader for Financial Crime
Risk Management by Chartis in 2016 RiskTech100® Rankings

Rankings criteria include functionality, core technology, organizational strength, customer satisfaction, market presence and innovation

NEW YORK – January 14, 2016 – NICE Actimize, a NICE Systems (NASDAQ:NICE) business and the industry's largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, has been recognized by Chartis as the single category leader for Financial Crime Risk Management (FCRM) in its recently released 2016 RiskTech100® rankings. This report covers key market trends and ranks the top 100 technology vendors in risk and compliance technology. Chartis is a leading provider of research and analysis on the global market for risk technology and is part of Incisive Media group which has market leading brands such as Risk and Waters Technology.

The RiskTech100® ranking assessment criteria comprise six equally weighted categories: functionality, core technology, organizational strength, customer satisfaction, market presence and innovation. The RiskTech100® only includes companies that sell their own risk management software products and solutions.

“This year’s RiskTech100® was highly competitive with more entrants than ever before, indicating the strong growth in risk and compliance functions at all types of organizations,” said Peyman Mestchian, Managing Partner at Chartis. “As organizations face a range of complex issues, the financial crime risk category will continue to be an important area as operational risk comes under greater scrutiny.”

"We are pleased that the Chartis RiskTech100® recognizes our organizational strength, market presence and innovation in the Financial Crime Risk Management space,” said Joe Friscia, president of NICE Actimize. “The number of new entrants to the RiskTech100® doubled this year, so to stand out in this category is an honor that reflects the success and hard work of our global teams in research & development, product planning and professional services.”

According to Chartis, leading organizations are rethinking their organizational structures to manage financial crime risk more effectively. The integration and alignment of risk and compliance functions will be crucial if firms are to address the broader sources of financial crime risk and tightening regulation to which they are exposed today.

The Chartis report also notes that operational costs of financial crime risk management are rising: the monitoring of multiple channels is proving to be increasingly expensive for firms in terms of expertise and the establishment of financial crime risk management (FCRM) systems. In addition, Chartis estimates the global expenditure for Financial Crime Risk management in 2016 to be $18.6bn in the financial services sector.

About Chartis
Chartis is the leading provider of research and analysis on the global market for risk technology and is part of Incisive Media which has market leading brands such as Risk and Waters Technology. Chartis’ goal is to support enterprises as they drive business performance through better risk management, corporate governance and compliance and to help clients make informed technology and business decisions by providing in-depth analysis and actionable advice on virtually all aspects of risk technology.
RiskTech Quadrant® and RiskTech100® are registered trademarks of Chartis Research (www.chartis-research.com).

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.nice.com/actimize.

About NICE Systems
NICE Systems is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions.  www.nice.com.

Trademark note: Actimize, the Actimize logo, NICE, and the NICE logo are trademarks or registered trademarks of NICE Systems Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia  are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.